Contact

www.linkedin.com/in/lanny-smith-802a681b (LinkedIn)
www.activefaithsports.com (Company)

Top Skills

Athletics
Fitness Training
Personal Training

Lanny Smith

Founder at Actively Black
Missouri City, Texas, United States

Experience

Actively Black
Founder
June 2020 - Present (4 years 5 months)
Los Angeles, California, United States

activelyblack.com

Active Faith Sports
Founder, CEO
January 2011 - Present (13 years 10 months)

Creating the Active Faith Sports brand from the ground up. Overseeing development of the idea/concept into the global brand that exists today with customers in 24 countries. Material sourcing, communication between company and overseas manufacturers, importing goods, product design and testing, marketing of brand and products, customer service, creation of promo and marketing material, website design and construction, manager of all social media platforms, growth and strategy planning and implementation, event coordinator.

NBA Development League
Point Guard
2008 - 2010 (2 years)

Sacramento Kings
Point Guard
October 2009 - November 2009 (2 months)

Education

University of Houston
B.S., Kinesiology · (2003 - 2007)